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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Atlantic Power Corporation

        The following table sets forth ratio of earnings to fixed charges for the periods indicated below.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Three Months Ended March 31, 2012
Earnings (loss) before taxes	$(43,965)	$15,069	$(54,179)	$34,541	$(13,491)	$(55,505)
Loss attributable to noncontrolling interest	(480)	(103)	—	—	—	(161)
Distributions from equity investments	21,889	16,843	27,884	41,031	46,653	249
Fixed charges (from below)	46,051	29,361	74,498	60,984	57,523	29,069

	$23,495	$61,170	$48,203	$136,556	$90,685	$(26,348)
Interest Expense
Project level interest	$20,053	$17,660	$18,800	$17,709	$13,216	$7,033
Corporate level interest	25,998	11,701	55,698	43,275	44,307	22,036

	$46,051	$29,361	$74,498	$60,984	$57,523	$29,069
Ratio of earnings	0.51	2.08	0.65	2.24	1.58	(0.91)

        Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, "earnings" is the amount resulting from adding together earnings (loss) before taxes, fixed charges, and distributions from equity investments and subtracting losses attributable to noncontrolling interests. "Fixed charges" is the amount resulting from adding together project level interest and corporate level interest expenses.

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges Atlantic Power Corporation